SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated April 21, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 22, 2008	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2008 reflected:

•	Operating revenue reached RMB93.024 billion, up by 19.7% over the same period last year

•	EBITDA of RMB49.777 billion, up by 22.2% over the same period last year

•	Profit attributable to shareholders of RMB24.102 billion, up by 37.2% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2008.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2008 to 31 March 2008	For the period from 1 January 2007 to 31 March 2007	Increase
Operating Revenue (RMB)	93.024 billion	77.707 billion	19.7%
EBITDA (RMB)	49.777 billion	40.719 billion	22.2%
EBITDA Margin	53.5%	52.4%
Profit Attributable to Shareholders (RMB)	24.102 billion	17.562 billion	37.2%
Margin of Profit Attributable to Shareholders	25.9%	22.6%

Note: The effect of the adjustment of the income tax rate in Mainland China has been reflected in the financial data for the first quarter of 2008.

Operational Data

	As at 31 March 2008/ For the period from 1 January 2008 to 31 March 2008	As at 31 December 2007/ For the period from 1 October 2007 to 31 December 2007
Subscriber Base	392.14 million	369.34 million
Net Additional Subscribers for the relevant reporting period	22.80 million	19.68 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	82	91
Total Voice Usage Volume for the relevant reporting period (Minutes)	546.40 billion	516.08 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	481	475
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.170	0.191
Number of Value-Added Business Users	380.93 million	349.55 million
Number of MMS Users	107.11 million	90.83 million
Number of Wireless Music Users	309.42 million	269.83 million
SMS Usage Volume for the relevant reporting period (Messages)	150.5 billion	137.5 billion
Number of Employees	131,836	127,959
Labor Productivity (Subscribers/Employee)	2,974	2,886

By leveraging our premium network, strong brand recognition, economies of scale and highly effective refined management, the Group continued to maintain a favorable growth in its financial results for the first quarter of 2008. The Group’s operating revenue reached RMB93.024 billion, representing an increase of 19.7% compared to the same period of last year. EBITDA reached RMB49.777 billion, representing an increase of 22.2% compared to the same period of last year. With the positive effect of lowering the income tax rate in Mainland China, profit attributable to shareholders reached RMB24.102 billion, representing an increase of 37.2% compared to the same period of last year. Margin of profit attributable to shareholders reached a relatively high level of 25.9%.

The rapid growth in China’s economy and the vigorous demand for telecommunications services continued to create a prosperous environment for the Group. The Group achieved a rapid and healthy business development in the first quarter of 2008. Through our continuous expansion into the rural market, our subscriber growth maintains a strong growth momentum and the average monthly net additional subscribers for the first quarter reached 7.60 million, representing an increase of 33.9% compared to the average monthly net additional subscribers of 5.68 million of last year. The Group’s subscriber base reached 392.14 million as at 31 March 2008. However, as the new subscribers are mainly low-end users and tariff adjustments are steadily and gradually introduced in the first quarter, ARPU and average revenue per minute of usage recorded a decrease, whilst the voice usage volume was effectively stimulated. Total voice usage volume increased by 41.8% compared to the same period of last year. Value-added business also continued its rapid growth and SMS usage volume increased by 31.9% compared to the same period of last year. Meanwhile, the development of other data businesses also demonstrated an encouraging growth. The favorable growth in subscriber base and voice usage volume and the development of value-added business resulted in an increase of 19.7% in operating revenue in the first quarter. The Group will continue to increase its investments in sales channels, customer service, network optimization, support system and R&D in order to further enhance the Group’s core competitiveness. Furthermore, the Group will continue to maintain a stable growth in its profitability through refined cost management and by leveraging economies of scale.

To meet new challenges and opportunities, the Group will adhere to the Scientific Development Concept and consolidate its overall competitiveness in order to adapt rapidly to changes in the operational environment. By leveraging our strong foundation and competitive edge and pursuing a sound, balanced and sustainable development, we will maintain a solid, long-term business foundation with the goal of creating best possible returns for our investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr Paul Michael Donovan as a non-executive director.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 21 April 2008

A-4